CENTAUR MUTUAL FUNDS TRUST

February 25, 2020

FILED VIA EDGAR

Ms. Karen Rossotto, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Centaur Mutual Funds Trust (“Trust”) (File Nos. 333-117597 and 811-21606)

Dear Ms. Rossotto:

We are electronically filing via EDGAR the Trust’s responses to oral comments provided by Ms. Karen Rossotto of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 14, 2020 in connection with Post-Effective Amendment No. 29 to the Trust’s registration statement on Form N-1A on behalf of the DCM/INNOVA High Dividend Income Innovation Fund (the “Fund”), which was filed with the Commission on December 31, 2019. Set forth below are summaries of the comments provided by the Staff and the Trust’s responses to such comments:

PROSPECTUS

DCM/INNOVA HIGH DIVIDEND INCOME INNOVATION FUND

Summary

Fees and Expense Table (page 2)

COMMENT 1. If a recoupment provision applies to fees and expenses waived under the expense limitation agreement indicate this, identify the period during which waived expenses may be recouped, and describe circumstances in which recoupment will apply.

RESPONSE 1. The Expense Limitation Agreement does not provide the Fund’s investment advisor the ability to recoup expenses or previously waived fees.

Principal Investment Strategies (page 3)

COMMENT 2. The first paragraph under the heading “Principal Investment Strategies” includes convertible bonds as a typical investment of the Fund. If the Fund will invest in contingent convertible bonds, please disclose percentage of Fund’s assets that will be so invested.

RESPONSE 2. The Fund will not invest in contingent convertible bonds as part of its principal investment strategies. The reference to “convertible bonds” in the first paragraph under the heading “Principal Investment Strategies” on page 3 and page 10 will be deleted.

COMMENT 3. The first paragraph under the heading “Principal Investment Strategies” states that the Fund will invest at least 80% of its assets in equity securities of U.S. and foreign companies. If the Fund, as a principal investment strategy, will invest in securities of issuers in emerging markets, please include a disclosure to that effect in this paragraph.

RESPONSE 3. The first paragraph under the heading “Principal Investment Strategies” on page 3 will be revised to read as follows (new text in bold italics). In addition, corresponding changes will be made under the heading “Principal Investment Strategies” on page 10:

“The DCM/INNOVA Fund invests in equity securities of companies that the Advisor believes are undervalued in the securities markets, but which also offer high dividend yields relative to the yield of the broad market averages such as the S&P 500 Total Return Index. The DCM/INNOVA Fund typically invests in common stocks and other equity securities, which may include securities issued by real estate investment trusts (REITs), publicly traded master limited partnerships (MLPs) or royalty trusts, as well as preferred stocks, convertible preferred stocks, and warrants. Under normal circumstances, the DCM/INNOVA Fund will invest at least 80% of its net assets (including the amount of any borrowings for investment purposes) in equity securities of U.S. and foreign companies that either have paid a dividend in the 12 months prior to the DCM/INNOVA Fund’s purchase of the security, or are expected by the Advisor to pay a dividend within 12 months following the DCM/INNOVA Fund’s purchase of the security. The DCM/INNOVA Fund may invest in companies of any market capitalization and its foreign companies may include companies domiciled in emerging markets.”

COMMENT 4. Please provide more details regarding the Fund’s “regional rotation trading strategy” and “dividend capture trading” in the third paragraph under the heading “Principal Investment Strategies.” Additionally, if covered call options will be included in the Fund’s 80% test, please confirm the options will be valued at market price and not notional value for purposes of the 80% test. Also, please confirm the covered call options have economic characteristics similar to the securities listed in the 80% test.

RESPONSE 4. This is to confirm that covered call options will be valued at market price and will have economic characteristics similar to the securities listed in the 80% test. The second and third paragraph under the heading “Principal Investment Strategies” will be revised to read as follows (new text in bold italics):

“The DCM/INNOVA Fund may seek to enhance the level of dividend income it receives by engaging in regional rotation trading which involves purchasing and selling equity securities of issuers domiciled in different regions of the world to capture differences in timing of dividend payments by companies. In a regional rotation trade, the DCM/INNOVA Fund would sell a stock that has declared its dividend and no longer trades with an entitlement to the dividend, and purchase a stock in another region that is about to declare a dividend. By entering into such trades, the DCM/INNOVA Fund seeks to augment the amount of dividend income it receives over the course of a year.

The DCM/INNOVA Fund may invest in companies of any market capitalization. The DCM/INNOVA Fund will generally consider selling a security when, in the portfolio manager’s opinion, there is a risk of significant deterioration in the company’s fundamentals, or there is a change in business strategy or issuer-specific business outlook that affects the original investment case. The DCM/INNOVA Fund will also consider selling a security if, in the portfolio manager’s opinion, a superior investment opportunity arises. Also, the DCM/INNOVA Fund may consider selling a security as part of the DCM/INNOVA Fund’s regional rotation trading strategy. The DCM/INNOVA Fund may engage in active and frequent trading to achieve its investment objectives, and the DCM/INNOVA Fund’s regional rotation strategy may increase the rate of portfolio turnover. In addition, frequently purchasing stocks in a short period prior to the ex-dividend date (the interval between the announcement and the payment of the next dividend) increases the amount of trading costs the DCM/INNOVA Fund will incur and the potential for capital loss or gain, particularly in the event of significant short-term price movements of stocks subject to dividend capture trading. Dividend capture trading generally involves owning a stock long enough to collect the dividend and then selling it and using the proceeds to purchase a different dividend-paying stock. The DCM/INNOVA Fund’s portfolio turnover rate may be 100% or more.”

COMMENT 5. If the Fund’s covered call option investments will include non-exchange traded call options, please disclose in the fourth paragraph under the heading “Principal Investment Strategies.”

RESPONSE 5. The Fund’s covered call option investments will not include non-exchange traded call options as part of its principal investment strategies.

Principal Risks of Investing in the Fund (page 5)

COMMENT 6. In the “Sector Focus Risk,” please disclose if there are particular sectors in which the Fund will invest its assets.

RESPONSE 6. The “Sector Focus Risk” on page 5 will be revised to read as follows (new text in bold italics):

“Sector Risk. While the DCM/INNOVA Fund does not focus its investments on a particular sector, the DCM/INNOVA Fund may, at times, be more heavily invested in certain sectors, which may cause the value of its shares to be especially sensitive to factors and economic risks that specifically affect those sectors and may cause the Fund’s share price to fluctuate more widely than the shares of a mutual fund that invests in a broader range of industries.”

The “Sector Focus Risk” on page 12 will be revised to read as follows (new text in bold italics):

“Sector Risk. While the DCM/INNOVA Fund does not focus its investments on a particular sector, it may from time to time be heavily invested in a particular sector. Sector risk is the possibility that securities within the same group of industries will decline in price due to sector-specific market or economic developments. If the DCM/INNOVA Fund invests more heavily in a particular sector, the value of its shares may be especially sensitive to factors and economic risks that specifically affect that sector. As a result, the DCM/INNOVA Fund’s share prices may fluctuate more widely than the value of shares of a mutual fund that invests in a broader range of industries. Additionally, some sectors could be subject to greater government regulation than other sectors. Therefore, changes in regulatory policies for those sectors may have a material effect on the value of securities issued by companies in those sectors. The sectors in which the DCM/INNOVA Fund may invest in more heavily will vary.”

COMMENT 7. The “Foreign Securities Risk” on page 5 mentions “emerging markets” If the Fund will not invest in securities of issuers in emerging markets as a principal investment strategy, please remove this reference from the “Foreign Securities Risk” and add it to the disclosures in the Statement of Additional Information.

RESPONSE 7. Please see Response to Comment 3.

COMMENT 8. Please add “these securities are inherently speculative” to the “Junk Bonds or Lower Rated Securities Risk” on pages 6 and 14.

RESPONSE 8. The requested addition will be made.

COMMENT 9. Please tailor the description in the “Derivative Instrument Risk” to covered call options since this is the type of derivative in which the Fund invests.

RESPONSE 9. The Derivative Instruments Risk on page 6 will be revised to read as follows (new text in bold italics). In addition, corresponding changes will be made to the “Derivative Instrument Risk” on page 14:

Derivative instruments, such as covered call options, involve risks different from direct investments in the underlying securities, including: imperfect correlation between the value of the derivative instrument and the underlying assets; risks of default by the other party to the derivative instrument; risks that the transactions may result in losses of all or in excess of any gain in the portfolio positions; and risks that the transactions may not be liquid. The use of options requires special skills and knowledge of investment techniques that are different than those normally required for purchasing and selling securities. The price the DCM/INNOVA Fund realizes from the sale of a stock option upon exercise of the option could be substantially below its prevailing market price. If a liquid market for an option does not exist, the DCM/INNOVA Fund will not be able to sell the underlying security until the option expires or is exercised. The premiums received by the DCM/INNOVA Fund for writing options may decrease as a result of certain factors, such as a reduction in interest rates, a decline in stock market volumes or a decrease in the price volatility of the underlying securities.

COMMENT 10. Please consider adding a “Value Investing Risk” to the Principal Risks of Investing in the Fund.

RESPONSE 10. The following will be added to the Principal Risks of Investing in the Fund.

“Value Investing Risk. Investments in value stocks present the risk that a stock may decline in value or never reach the value the Advisor believes is its full market value, either because the market fails to recognize what the Advisor considers to be the company’s true business value or because the Advisor’s assessment of the company’s prospects was not correct. Issuers of value stocks may have experienced adverse business developments or may be subject to special risks that have caused the stock to be out of favor. In addition, the DCM/INNOVA Fund’s value investment style may go out of favor with investors, negatively affecting the DCM/INNOVA Fund’s performance.”

Performance Information (page 8)

COMMENT 11. The Morningstar Moderately Conservative Target Risk Index is not a broad based securities market index and therefore, please keep the S&P 500 Total Return Index in the Average Annual Total Returns Table and list it above the returns of the Morningstar Moderately Conservative Target Risk Index.

RESPONSE 11. The requested change will be made so that the Average Annual Total Returns table on page 8 lists the S&P 500 Total Return Index as the primary benchmark above the Morningstar Moderately Conservative Target Risk Index as the secondary benchmark. The Dow Jones U.S. Select Dividend Total Return Index will be removed from the table.

Principal Investment Strategies (page 10)

COMMENT 12. The fourth paragraph on page 11 states “Most importantly, the Advisor seeks to identify companies whose stocks are trading, in the opinion of the Advisor, at a substantial discount -- preferably at least 50% -- to their intrinsic value.” However, there is not a corresponding discussion of this strategy in the summary section of the Fund’s principal investment strategies. If this is one of the most important strategies of the Fund, it needs to be included in the summary section.

RESPONSE 12. The referenced language will be deleted from the fourth paragraph on page 11.

Management of the Fund (page 17).

COMMENT 13. Please add the disclosure required by Item 10(a)(1)(iii) of FORM N-1A.

RESPONSE 13. The requested disclosure will be added.

STATEMENT OF ADDITIONAL INFORMATION

Investment Limitations (page 17)

COMMENT 14. Fundamental limitation (11) excludes municipal government securities and investments in other investment companies from the 25% concentration limit. Please add a disclosure clarifying when the Fund will look through municipal securities and investment companies in determining industry concentration.

RESPONSE 14. Fundamental limitation (11) will be revised to read as follows (new text in bold italics):

“Invest directly 25% or more of total assets in securities of issues in any particular industry. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), securities of state and municipal governments and investment in other investment companies are not considered to be issued by members of any industry. If, however, the Fund invests in an investment company that concentrates its investment in a particular industry, the Fund will consider such investment to be issued by a member of the industry in which such investment company invests. In addition, if the Fund invests in a revenue bond tied to a particular industry, the Fund will consider such investment to be issued by a member of the industry to which the revenue bond is tied.”

Thank you for your comments. If you have any questions or concerns regarding the responses contained herein, please contact the undersigned at (513) 346-4190.

Very truly yours,

/s/ Simon H. Berry

Simon H. Berry

Secretary

Copy to:

Marc Rappaport and Andrew Greenstein DCM Advisors, LLC
Tom Steed, Esq., Kilpatrick Townsend & Stockton LLP